FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 10 November 2023

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

10 November 2023

Section 430 (2B) Companies Act 2006 Statement

Following the Group’s disclosure on 23 August 2023 regarding remuneration arrangements for the former Group Chief Executive, Alison Rose, this announcement provides an update to those remuneration arrangements.

The Board has confirmed that, in line with Ms Rose’s service agreement, payment of her fixed pay elements will be made for the remainder of her contractual notice period, which will end on 26 July 2024. These contractual elements comprise salary, fixed share allowance and a pension allowance of 10% of salary and contractually agreed benefits in line with the terms of our approved Directors’ Remuneration Policy (DRP). The total value over the remainder of the notice period is £1,748,142.

Following the announcement that Ms Rose stepped down from her role by mutual agreement, it has been confirmed that good leaver status is not applicable under the relevant share plan rules. There is no change to the vesting schedule of her awards; any awards due to vest after her cessation of employment on 26 July 2024 will lapse. The current value of the unvested share awards that will lapse is £4,711,491.* No finding of misconduct has been made against Ms Rose by NatWest Group.

In addition, no bonus or variable remuneration will be paid to Ms Rose in respect of service during 2023. Had Ms Rose remained in role as Group Chief Executive for all of 2023 then under the approved DRP her maximum variable pay opportunity would have been £2,868,113, subject to satisfaction of relevant performance conditions.

Cumulatively, the value of lapsed unvested share awards and the bonus or variable remuneration for 2023 that Ms Rose will forego totals £7,579,604.*

In accordance with the terms of the DRP, under the settlement agreement a payment will be made towards Ms Rose’s legal fees and outplacement support. This will be a maximum of £395,000 plus VAT for legal fees and £60,000 plus VAT for outplacement support.

*Note: Values for lapsed shares are based on the closing NatWest Group share price on 9 November 2023 which was 200.80p.

For more information, please contact:

NatWest Group Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 20 7672 1758

NatWest Group Media Relations

+44(0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	10 November 2023	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary